The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

1st March 2007 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07021593

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Preliminary Results – 31 December 2006
2. Holdings in Company – JP Morgan
3. Appointment of Joint Corporate Broker

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Michael Page International plc

RECORD REVENUES AND PROFITS

Full Year Results for the year ended 31 December 2006

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the year ended 31 December 2006.

	2006 £m	2005 £m	Change
Turnover	649.1	523.8	+ 24%
Gross profit	348.8	267.6	+ 30%
Operating profit	97.4	66.5	+ 46%
Profit before tax	97.0	66.1	+ 47%
Basic earnings per share (pence)	19.6	14.8	+ 32%
Diluted earnings per share (pence)	19.0	14.4	+ 32%
Dividend	6.0p	5.0p	+ 20%

Key Points

- Record levels of turnover and profits
- Gross profit increase of 30%
- Operating profit increase of 46%
- Strong gross profit growth in EMEA (up 47%) and Americas (up 67%)
- Significant investment during 2006
  - Offices opened in five new countries: Russia, Mexico, South Africa, the United Arab Emirates and the Republic of Ireland
  - Headcount increased by 28% to 3,758 employees
- £78.8m of cash generated from operations (2005: £65.4m)
- 23.3m shares repurchased at a cost of £83.4m
- 20% increase in total dividend

Commenting on the results, Steve Ingham, Chief Executive of Michael Page, said:

"The outlook for Michael Page is highly encouraging. We are currently experiencing favourable trading conditions in all the regions in which we operate. During 2006, we invested heavily and this will continue in order to capitalise on the numerous opportunities for further medium and longer-term growth. Whilst this investment will be across all regions, the most significant in terms of senior management, office openings and headcount will be in North America and Northern Europe where we see the greatest opportunities.

"With the current short-term economic outlook looking relatively favourable, and with our Australian business getting back on track, I am confident of reporting further progress in 2007."

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Group Finance Director

Financial Dynamics **020 7269 7121**
Richard Mountain / David Yates / Susanne Walker

CHAIRMAN'S STATEMENT

I am delighted to report on another year of tremendous growth for the Group with record levels of turnover and profits. At the beginning of April, Steve Ingham was appointed Chief Executive and under his stewardship we have continued our strategy of growing organically, with start-ups in five new countries, opening and expanding offices in our established countries and broadening the disciplines offered in existing markets.

The Group has many opportunities to continue its growth and is particularly well positioned with its strong brand, international network of offices, multi-disciplinary offering and, above all, its high quality management and staff.

Financial highlights

Turnover for the year ended 31 December 2006 increased 23.9% to £649.1m (2005: £523.8m). Gross profits grew by 30.4% to £348.8m (2005: £267.6m). Gross profits from permanent placements grew more rapidly than from temporary placements. This movement in business mix, together with an increase in margins on temporary placements, contributed to an increase in gross margin to 53.7% (2005: 51.1%). Given the Group's high operational gearing, combined with management's close attention to costs, operating profits increased by 46.4% to a record £97.4m (2005: £66.5m).

Profit before tax was £97.0m (2005: £66.1m) and basic earnings per share increased by 32.4% to 19.6p (2005: 14.8p).

Dividends and share repurchases

With strong growth in earnings, it is the Board's intention to continue its policy of continually reviewing the annual dividend with a view to maintaining it at a level which it believes is sustainable throughout economic cycles. Cash generated in excess of these levels will continue to be returned to shareholders through share repurchases.

With the strong growth in profits, earnings and cash generation, the Board is recommending an increase in the total dividend per share for the year of 20%. A final dividend of 4.2p (2005: 3.5p) per share is proposed which, together with the interim dividend of 1.8p (2005: 1.5p) per share paid in October, makes a total dividend for the year of 6.0p (2005: 5.0p) per share. The final dividend will be paid on 5 June 2007 to those shareholders on the register at 4 May 2007. The total dividend is covered 3.3 times by basic earnings per share of 19.6p.

We continued to make share repurchases throughout 2006 acquiring 23.3m shares for £83.4m, including related expenses, at an average price per share of 355.8p. At the Annual General Meeting on 23 May 2007, we will be seeking shareholders' consent for a renewal of the authority to repurchase up to 10% of the issued shares.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year which has delivered this outstanding performance.

Board of Directors

On 6 April 2006, Steve Ingham was formally appointed as Chief Executive, succeeding Terry Benson who announced his decision to retire as Chief Executive in December 2005.

Steve Ingham, who has been with the Group for 20 years, has been a member of the senior management for much of that time and a key contributor to establishing the current Group strategy.

Prospects

The Group has excellent growth prospects across all its regions. We are particularly excited about the opportunities in North America where, having already successfully established a foot-hold, we will continue to roll-out our strategy. In Continental Europe, market deregulation will continue to have a positive impact on our business. With its strong brand, international network of offices, multi-discipline offering and, above all, its high quality management and staff, Michael Page is well positioned in all of its markets.

We will make a statement in respect of our trading for the first quarter on 5 April 2007.

Sir Adrian Montague CBE
Chairman
28 February 2007

CHIEF EXECUTIVE'S REVIEW

2006 was another very strong year for Michael Page and I am delighted to report an excellent set of results, my first as Chief Executive of the Group. These results reflect not only the efforts put in during the year, but also the decisions made in earlier periods which laid the foundations to achieve these record numbers. It always has been, and will continue to be, our intention to take decisions and make investments for the longer-term benefit of our stakeholders. These decisions and investments may impact the profits reported in an individual period, but, we believe, they will deliver greater returns over the longer-term.

Staff and office numbers

We have made a number of new investments during 2006, opening in five countries, hiring new staff, opening and expanding offices and continuing the discipline roll-outs. At the end of the year, the Group had 3,758 (2005: 2,926) fee generating and support staff, operating from 133 (2005: 118) offices in 23 (2005: 18) countries.

United Kingdom

In the UK, turnover increased by 15.9% to £312.4m (2005: £269.6m) and gross profit by 20.3% to £155.8m (2005: £129.5m). Operating profits were £44.3m (2005: £31.9m), an increase of 38.6%.

The gross profits of the Finance and Accounting businesses of Michael Page Finance, Michael Page Financial Services and Accountancy Additions, which generated 54% of UK gross profit, were 14% higher than in 2005 with both permanent and temporary recruitment fees growing well. Michael Page Finance, the largest of the three businesses, opened offices in Sheffield and, in January 2007, Leicester. Michael Page Financial Services had a very strong year of growth and now accounts for around 10% of UK gross profits. Accountancy Additions, which specialises in part-qualified and clerical accounting positions, continued to expand its office network from 32 to 35 locations with new offices in Peterborough, Sheffield and Cardiff. We have a medium-term goal of building the network towards 50 offices by 2010.

The combined gross profits of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 13% higher than in 2005 and combined represented 21% of the UK gross profit. The Marketing and Sales businesses, which operate from 8 locations, produced strong growth from all industry sectors. Despite the continuing tough conditions on the High Street, Retail, the smallest of the three businesses, still achieved year-on-year growth.

Michael Page Legal, Michael Page Technology, Michael Page Human Resources and Michael Page Secretarial achieved strong growth of 44% and combined represent 15% of UK gross profit. Legal grew strongly both in London and the regions with new teams being added in Liverpool and Guildford. Human Resources now operate from 7 locations having opened in Leeds. Secretarial, which operates from a single office in London, had a very successful year. Technology, the smallest of the four businesses, operating only in London, has achieved good growth and in January 2007 opened a second location in Weybridge.

The more recently created Michael Page Engineering & Manufacturing, Michael Page Procurement & Supply Chain and the newly launched Michael Page Property and Construction grew at over 40% and now represent 5% of UK gross profit. The potential for all of these businesses is significant and we are investing heavily in them, adding headcount and opening in new locations.

We also had an outstanding year in Scotland growing gross profit by 62%, adding fee earners to the existing disciplines, as well as launching Legal and Human Resources. Scotland now represents 4% of UK gross profit.

Continental Europe, Middle East and Africa (EMEA)

Turnover in EMEA for the year increased by 40.1% to £223.0m (2005: £159.2m) and gross profit increased by 46.9% to £126.6m (2005: £86.1m). As a result of the increased revenue and high operational gearing, the region produced an increase of 75.7% in operating profit at £34.2m (2005: £19.4m).

In France (38% of EMEA), our second-largest and most established business after the UK, gross profit increased by 22%. As a result of the "Borloo" law in France we have restructured our businesses. Page Personnel, which was purely a temporary placement business, can now make permanent placements, some of which in the past would have been made by Michael Page. The businesses were restructured during the second half of 2006, with Page Personnel now making temporary and permanent placements from middle-management positions and below. Michael Page still only does permanent placements, but now concentrates on middle-management positions and above. We have established Michael Page Interim to service senior level temporary positions.

Elsewhere in the region, collectively our businesses achieved gross profit growth of 68%. In Holland (19% of EMEA), Germany (12% of EMEA) and Spain (11% of EMEA) our businesses grew by over 60%. We have also achieved strong growth in Belgium, Italy, Poland, Portugal, Sweden and Switzerland. In each of these countries we added additional staff, expanded existing or opened new offices and continued the roll-out of disciplines.

In addition, we launched businesses in four new countries where we saw significant scope for longer-term growth. We opened offices in Moscow, Johannesburg, Dubai and, at the end of October 2006, Dublin. These offices were all opened with experienced senior Michael Page management and we have quickly added additional staff with all offices generating gross profits in 2006.

The growth in 2006 has been partly achieved by utilising spare capacity and partly by investment. The better utilisation of capacity is reflected in the operating profits increasing by 75.7% from an increase in gross profit of 46.9%. There is now little spare capacity remaining in the businesses and we will continue to invest sensibly to exploit the numerous growth opportunities that remain.

Asia Pacific

In the Asia Pacific region, turnover was 8.9% higher at £83.6m (2005: £76.7m), gross profit was 15.2% higher at £45.0m (2005: £39.0m) and operating profit increased 21.0% to £17.1m (2005: £14.1m).

In Australia (58% of Asia Pacific) gross profit grew by 5.2% and operating profit increased by 5.6%. The weak performance in the fourth quarter of 2005 when the business was impacted by an IT implementation continued during the first half of 2006. Following a review of the business a number of management and structural changes were implemented. These changes were completed at the end of the third quarter. While the full benefits of these changes are expected to become evident as we progress through 2007, we were encouraged by the 16.8% growth in fourth quarter gross profits.

In Hong Kong, Shanghai, Tokyo and Singapore, we achieved another year of substantial gross profit growth with all locations growing at or above 30%. During the year, we have expanded the office in Shanghai and at the end of the year opened an office in Sha Tin which will allow us to penetrate more effectively the market in the New Territories and across the border in Southern China, particularly the Pearl River Delta.

The Americas

Turnover for the region was 64.3% higher at £30.1m (2005: £18.3m), gross profit increased by 66.8% to £21.5m (2005: £12.9m) and operating profit increased 81.4% to £1.9m (2005: £1.0m).

In North America, following our rapid expansion to seven offices, we consolidated our presence by significantly increasing the staff in existing locations and launching new disciplines. Having previously focused only on Finance and Accounting, and Banking we started Sales, Marketing, Human Resources, Engineering, and Procurement & Supply Chain, initially in one office. These disciplines will be rolled-out to the existing network of offices in 2007. We have also invested further in our senior management in North America, with a number of experienced transfers, creating a regional structure to capitalise on the size of the opportunity. This structure will enable us to expand further with a new office already opened in Hartford, Connecticut in January 2007 and others planned for later in the year. This scale and pace of investment will of course have some impact on the operating margin we generate from the region in the short-term. However, we believe structurally, in the medium-term, we can achieve margins similar to those we generate in the UK and EMEA.

We are extremely pleased with our continued development in Latin America. In Brazil, we achieved another very successful year growing headcount and expanding the São Paulo and Rio de Janeiro offices, as well as opening a third office in Campinas. In the second half of the year, we opened in Mexico City, starting with Finance and Accounting, and Banking and plan to start another discipline during the first quarter of 2007. Latin America provides another tremendous opportunity for the Group to expand and we now have some highly-talented, home-grown, experienced staff that can drive this growth.

Strategy

Having worked for Michael Page for 20 years and been a significant contributor to the development of the Group's strategy, my appointment reinforces the intention to maintain that strategy. I have, and will, continue to place great emphasis on the key components of the strategy and where appropriate accelerate the pace of implementation. For instance, communication across the Group and between the regions has considerably improved with the establishment of an Executive Committee. We will continue to expand organically, gradually diversifying and reducing the dependency upon any single geographic market or individual discipline.

Investment in 2007

We have made significant investment in 2006, opening in five new countries and increasing headcount by 28% to 3,758. We plan further expansion in 2007, with headcount expected to increase by 21% to around 4,550 by the end of the year. Whilst this investment will be across all regions, the most significant in terms of senior management, office openings and headcount, will be in North America and Northern Europe where we see the greatest opportunities. The investments we have made, and plan to make, will increase the 2007 pre-bonus cost base to approximately £260m, including all share-based charges.

Outlook

The outlook for Michael Page is highly encouraging. We are currently experiencing favourable trading conditions in all the regions in which we operate. During 2006, we invested heavily and this will continue in order to capitalise on the numerous opportunities for future medium and longer-term growth. We have an exceptional pool of ambitious and talented people in the Group, in particular at the senior management level, with the expertise and skills required to launch new businesses successfully, and who are highly motivated to build on our success.

With the current near-term economic outlook looking relatively favourable, and with our Australian business getting back on track, I am confident of reporting further progress during 2007.

Steve Ingham
Chief Executive
28 February 2007

FINANCE DIRECTOR'S REVIEW

Income statement

Turnover

2006 was another successful year for the Group with all regions delivering strong growth. Turnover for the year increased by 23.9% to £649.1m (2005: £523.8m). Turnover from temporary placements increased by 17.1% to £372.7m (2005: £318.3m) and represented 57.4% (2005: 60.8%) of Group turnover. Turnover from permanent placements was £276.3m (2005: £205.5m), an increase of 34.5%.

Gross profit

Gross profit for the year increased by 30.4% to £348.8m (2005: £267.6m) representing an overall gross margin of 53.7% (2005: 51.1%). The percentage increase in gross profit is greater than the increase in turnover due primarily to the higher proportion of gross profit derived from permanent placements in 2006, together with a higher volume of temporary placements at a slightly higher gross margin. Gross profit from temporary placements was £87.8m (2005: £72.6m) and represented 25.2% (2005: 27.1%) of Group gross profit. The gross margin achieved on temporary placements was 23.6% (2005: 22.8%).

Operating profit

As a result of the Group's organic growth strategy, tight control on costs and profit-based bonuses, we have a business which is operationally geared as evidenced by the 46.4% increase in operating profits from a 30.4% increase in gross profit.

This strategy means the Group incurs start-up costs and operating losses as investments are made to grow existing and new businesses, by opening new offices or launching in new countries. The Chief Executive's review describes a number of these investments including new businesses in Russia, Mexico, South Africa, the United Arab Emirates and the Republic of Ireland.

As a result of the increased numbers of staff and offices, plus start-up costs and higher bonuses due to the increased profits, administrative expenses in the year increased by 25.1% to £251.5m (2005: £201.1m). Administrative expenses also includes a £4.6m charge (2005: £2.9m) in respect of executive share option schemes, the increase over the 2005 charge being largely due to the impact of employers' social charges as a consequence of the 68% increase in the share price from 270p at the end of 2005 to 452.25p at the end of 2006.

The Group's largest category of expenditure, approximately 75%, is the remuneration of our consultants and support staff. Headcount of the Group was 2,926 at 1 January 2006 and increased during the year by 28% to 3,758 consultants and support staff. One of the anticipated benefits of the roll-out of our new recruitment system, which started in 2003 and was completed in 2005, was a reduction in the ratio of support staff to fee earners. The proportion of support staff has reduced from 36% in 2003 to 26% in 2006.

Net interest

While we started the year with net cash of £13.1m, there is a substantial cash outflow in January every year as fourth-quarter and annual bonuses, are paid, and as profits have increased by 46% the bonuses have increased by a similar proportion. We aim to manage the balance sheet with a broadly neutral cash/debt position using surplus cash to repurchase shares and, as necessary, drawing on borrowing facilities. As a consequence, a net interest charge similar to last year was incurred of £0.4m (2005: £0.4m).

Taxation

Tax on profits was £31.5m (2005: £16.5m), representing an effective tax rate of 32.5% (2005: 25.0%). The rate is higher than the UK Corporation Tax rate of 30% due to disallowable items of expenditure and profits being generated in countries where the corporate tax rates are higher than 30%. The effective rate was lower in 2005 as a result of utilising and recognising tax losses incurred in earlier years.

Share repurchases and share options

During the year, 23.3m shares were repurchased at an average price of 355.8p. These shares have all been cancelled.

At the beginning of 2006, the Group had options outstanding over 38.1m shares, 21.2m of which were granted at the time of the IPO in 2001, the balance being accumulated by annual grants since 2001 with a further grant of 2.1m shares during the year under review. In 2006, on achieving performance targets, 27.3m share options vested, including 15.9m of the IPO grant referred to above. At 31 December 2006, option holders had exercised 23.9m of these share options. At the end of 2006, 14.5m share options remain outstanding of which 3.5m have vested, but not yet been exercised by option holders.

Earnings per share and dividends

In 2006, basic earnings per share were 19.6p (2005: 14.8p) and diluted earnings per share were 19.0p (2005: 14.4p). The weighted average number of shares for the year was 334.7m (2005: 336.3m) reflecting the impact of the shares repurchased during the year and the new shares issued to satisfy option exercises.

An increase in the final dividend to 4.2p (2005: 3.5p) per ordinary share has been proposed which, together with the interim dividend of 1.8p (2005: 1.5p) per ordinary share, makes a total dividend for the year of 6.0p (2005: 5.0p) per ordinary share, an increase of 20%. The proposed final dividend, which amounts to £13.9m, will be paid on 5 June 2007 to those shareholders on the register as at 4 May 2007.

Balance sheet

The Group had net assets of £80.4m at 31 December 2006 (2005: £68.9m). The increase in net assets principally relates to the profit of £65.4m, the credit relating to share schemes of £12.4m and the exercise of share options of £38.2m, offset by share repurchases of £83.4m and dividends paid of £18.1m.

Our capital expenditure is driven primarily by two main factors: headcount, in terms of office accommodation and infrastructure; the maintenance and enhancement of our IT systems. Capital expenditure, net of disposal proceeds, increased to £8.7m (2005: £6.8m) reflecting the 28% increase in headcount and the opening and expansion of a number of offices.

The most significant item in the balance sheet is trade receivables which were £118.2m at 31 December 2006 (2005: £82.7m) representing debtor days of 55 (2005: 49 days).

Cash flow

At the start of the year, the Group had net cash of £13.1m.

During the year, the Group generated net cash from operating activities of £78.8m (2005: £65.4m) being £103.8m (2005: £72.7m) of EBITDA, an increase in working capital requirements of £28.7m (2005: £8.5m) and movements in provisions of £0.4m (2005: £0.6m).

The principal payments have been:

• £8.7m (2005: £6.8m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
• taxes on profits of £21.7m (2005: £10.1m);
• dividends of £18.1m (2005: £14.4m); and
• share repurchases of £83.4m (2005: £34.2m).

£38.2m (2005: £nil) was received in the year from the issue of new shares to satisfy share option exercises.

At 31 December 2006, the Group had net debt of £3.6m.

Treasury management and currency risk

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining the cash/debt position within a relatively narrow band. Cash generated in excess of these requirements will be used to buyback the Company's shares for which renewal of the existing general authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar. The Group does not have material transactional currency exposures, nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

Key Performance Indicators ("KPIs")

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below. Certain of these indicators are used in the appraisal of senior management on a global basis. The source of data and calculation methods year-on-year are on a consistent basis. This is the first year this information has been presented.

KPI	2006	2005	Definition, method of calculation and analysis
Job count data	35,336	24,496	Represents the number of live jobs on the Michael Page website. It is not necessarily an indication of the financial performance or prospects of Michael Page International and should not be considered in isolation; the "global" figure does not include all business lines (Accountancy Additions and Page Personnel vacancies are not included). Source: Internal data.
Gross margin	53.7%	51.1%	Gross profit as a percentage of revenue. Gross margin has slightly improved on last year as a result of the mix of permanent and temporary placements, and improvements in the gross margins on temporary placements. Source: Consolidated income statement in the financial statements.
Conversion	27.9%	24.9%	Operating profit as a percentage of revenue showing how effective the Group is at controlling the costs and expenses associated with its normal business operations and the level of investment for the future. Conversion has improved over last year as a result of better utilisation of existing capacity, and improved pricing. Source: Consolidated income statement in the financial statements.
Productivity (revenue per fee earner)	£126.2k	£129.0k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the year by the number of fee earners and directors at the year end. The higher the number, the higher their productivity. Productivity is a function of the rate of investment in new fee earners, the impact of pricing and the general conditions of the recruitment market. Source: Consolidated financial statements.
Fee earner : support staff ratio	74:26	71:29	Represents the balance between operational and non-operational staff. The movement this year demonstrates faster growth in fee earners in relation to support staff. Source: Internal data.
Return on capital employed	119.4%	95.2%	A measure of the returns that a company is making from its capital. Calculated as profit before interest, tax and dividends, divided by total assets less current liabilities. The ratio shows how efficiently capital is being used to generate revenue. Source: Consolidated financial statements.
Current ratio	1.3	1.4	This ratio is derived by dividing current assets by current liabilities, and is a good indicator of a company's ability to meet short-term debt obligations; the higher the ratio, the more liquid the company is. The current ratio is in line with our expectations and broadly consistent with last year. Source: Consolidated financial statements.

We achieved a higher level of organic operating profit growth than gross profit growth as a result of our high operational gearing. The decrease in productivity is as a result of the large increase in headcount particularly in the second half of the year, as new fee earners can take a number of months to become fully productive. Our ROCE increased this year with the current ratio remaining broadly in line with expectations. These are important measures of our creation of value for shareholders. The increase in the ratio of number of fee earners to the number of support staff has increased as a result of efficiencies made from enhancing our IT systems.

Principal risks and uncertainties

The management of the business and the execution of the Company's strategy are subject to a number of risks. The following section comprises a summary of what Michael Page International plc believes are the main risks that could potentially impact the Group's operating and financial performance.

People

To continue to attract, train and retain high calibre individuals who are key to achieving these objectives. The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results. This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior positions. Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures linked to the Group's results and career progression.

Economic cycle

Recruitment is largely driven by economic cycles and the levels of business confidence. The Board look to reduce the cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business.

Competition

The Group operates in a highly competitive market around the world. If the Group does not continue to compete in its market effectively by hiring new staff, opening and expanding offices and continuing the disciplines roll-outs, there is a risk that our competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share. This risk is mitigated by meetings of the Main Board and Executive Committee where Group strategy is continually reviewed and discussed.

Technology

To utilise new technology or enhance existing technology to support the opening of new offices and the roll-out of new disciplines around the world. Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service. This risk is mitigated by the appointment of a new Chief Information Officer in 2005 to oversee all IT strategy and innovation to support the wider business strategy.

Legal risks

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations. In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements.

Stephen Puckett
Group Finance Director
28 February 2007

Consolidated Income Statement for the year ended 31 December 2006

	Note	2006 £'000	2005 £'000
Turnover	3	**649,060**	523,810
Cost of sales		**(300,243)**	(256,229)
Gross profit	3	**348,817**	267,581
Administrative expenses		**(251,450)**	(201,062)
Operating profit	3	**97,367**	66,519
Financial income		**821**	393
Financial expenses		**(1,229)**	(776)
Profit before tax		**96,959**	66,136
Income tax expense	4	**(31,512)**	(16,506)
Profit for the year		**65,447**	49,630
Attributable to			
Equity holders of the parent		**65,447**	49,630
Earnings per share			
Basic earnings per share (pence)	7	**19.6**	14.8
Diluted earnings per share (pence)	7	**19.0**	14.4

The above results relate to continuing operations.

Consolidated Statement of Changes in Equity at 31 December 2006

	Note	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for own shares £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005		**3,572**	**-**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**
Currency translation differences		-	-	-	-	-	492	-	492
Net income recognised directly in equity		-	-	-	-	-	492	-	492
Profit for the year		-	-	-	-	-	-	49,630	49,630
Total recognised income for the year		**-**	**-**	**-**	**-**	**-**	**492**	**49,630**	**50,122**
Purchase of own shares		-	-	-	-	(34,216)	-	-	(34,216)
Cancellation of treasury shares		(246)	-	246	-	47,338	-	(47,338)	-
Credit in respect of share schemes		-	-	-	-	-	-	6,922	6,922
Dividends	5	-	-	-	-	-	-	(14,432)	(14,432)
		(246)	-	246	-	13,122	-	(54,848)	(41,726)
Balance at 31 December 2005		**3,326**	**-**	**424**	**(9,871)**	**-**	**304**	**74,713**	**68,896**
Balance at 1 January 2006		**3,326**	**-**	**424**	**(9,871)**	**-**	**304**	**74,713**	**68,896**
Currency translation differences		-	-	-	-	-	(3,116)	-	(3,116)
Net expense recognised directly in equity		-	-	-	-	-	(3,116)	-	(3,116)
Profit for the year		-	-	-	-	-	-	65,447	65,447
Total recognised (expense)/income for the year		**-**	**-**	**-**	**-**	**-**	**(3,116)**	**65,447**	**62,331**
Purchase of own shares for cancellation		(232)	-	232	-	-	-	(83,363)	(83,363)
Issue of share capital		238	37,952	-	-	-	-	-	38,190
Transfer to reserve for own shares		-	-	-	970	-	-	(970)	-
Credit in respect of share schemes		-	-	-	-	-	-	12,425	12,425
Dividends	5	-	-	-	-	-	-	(18,088)	(18,088)
		6	37,952	232	970	-	-	(89,996)	(50,836)
Balance at 31 December 2006		**3,332**	**37,952**	**656**	**(8,901)**	**-**	**(2,812)**	**50,164**	**80,391**

Consolidated Balance Sheet at 31 December 2006

	Note	2006 £'000	2005 £'000
Non-current assets			
Property, plant and equipment		**21,550**	19,666
Intangible assets - Goodwill		**1,539**	1,539
- Computer software		**2,059**	2,212
Deferred tax assets		**9,447**	9,255
Other receivables		**1,927**	1,106
		36,522	33,778
Current assets			
Trade and other receivables		**143,813**	104,935
Current tax receivable		**213**	336
Cash and cash equivalents	10	**35,587**	20,060
		179,613	125,331
Total assets	3	**216,135**	159,109
Non-current liabilities			
Other payables		**(1,130)**	(662)
Provisions for liabilities		**-**	(192)
Deferred tax liabilities		**-**	(147)
		(1,130)	(1,001)
Current liabilities			
Trade and other payables		**(83,525)**	(71,624)
Bank overdrafts	10	**(43)**	(281)
Bank loans	10	**(39,150)**	(6,700)
Current tax payable		**(11,704)**	(10,223)
Provisions for liabilities		**(192)**	(384)
		(134,614)	(89,212)
Total liabilities	3	**(135,744)**	(90,213)
Net assets		**80,391**	68,896
Capital and reserves			
Called-up share capital		**3,332**	3,326
Share premium		**37,952**	-
Capital redemption reserve		**656**	424
Reserve for own shares		**(8,901)**	(9,871)
Currency translation reserve		**(2,812)**	304
Retained earnings		**50,164**	74,713
Total equity		**80,391**	**68,896**

Consolidated Statement of Cash Flows for the year ended 31 December 2006

	Note	2006 £'000	2005 £'000
Cash generated from operations	9	**78,827**	65,432
Income tax paid		**(21,705)**	(10,127)
Net cash from operating activities		**57,122**	55,305
Cash flows from investing activities			
Purchases of property, plant and equipment		**(9,167)**	(7,167)
Purchases of computer software		**(737)**	(965)
Proceeds from the sale of property, plant and equipment, and computer software		**1,210**	1,354
Proceeds from the sale of business		-	1,353
Interest received		**821**	393
Net cash used in investing activities		**(7,873)**	(5,032)
Cash flows from financing activities			
Dividends paid		**(18,088)**	(14,432)
Interest paid		**(1,209)**	(773)
Proceeds from bank loan		**39,150**	6,700
Repayment of bank loan		**(6,700)**	-
Issue of own shares for the exercise of options		**38,190**	-
Purchase of own shares		**(83,363)**	(34,216)
Net cash used in financing activities		**(32,020)**	(42,721)
Net increase in cash and cash equivalents		**17,229**	7,552
Cash and cash equivalents at the beginning of the year		**19,779**	12,215
Exchange (losses)/gains on cash and cash equivalents		**(1,464)**	12
Cash and cash equivalents at the end of the year	10	**35,544**	19,779

Notes to the consolidated financial information

1. Corporate information

Michael Page International plc is a limited liability company incorporated and domiciled within the United Kingdom whose shares are publicly traded. The consolidated preliminary results of the Company as at and for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated preliminary results of the Group for the year ended 31 December 2006 were approved by the directors on 28 February 2007. The Annual General Meeting of Michael Page International plc will be held at Victoria House, Southampton Row, London, WC1B 4JB on 23 May 2007 at 12.00 noon.

2. Basis of preparation and accounting policies

Basis of preparation

These consolidated preliminary results have been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. They do not include all the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2005.

Nature of financial information

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005, but is derived from those accounts. Statutory accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Significant accounting policies

The accounting policies applied by the Group in these consolidated preliminary results are the same as those applied by the Group in its consolidated financial results as at and for the year ended 31 December 2005.

3. Segment reporting

The consolidated entity operates in one business segment being that of recruitment services and is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Turnover, gross profit and operating profit by geographic region

		Turnover		Gross Profit		Operating Profit	
		2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom		**312,408**	269,623	**155,811**	129,535	**44,270**	31,939
EMEA		**222,993**	159,157	**126,577**	86,138	**34,171**	19,449
Asia Pacific	Australia	**63,208**	61,152	**26,017**	24,722	**8,982**	8,509
	Other	**20,370**	15,565	**18,944**	14,315	**8,077**	5,593
	Total	**83,578**	76,717	**44,961**	39,037	**17,059**	14,102
Americas		**30,081**	18,313	**21,468**	12,871	**1,867**	1,029
		649,060	523,810	**348,817**	267,581	**97,367**	66,519

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

(b) Segment assets, segment liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities		Capital Expenditure	
		2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
United Kingdom		**88,364**	66,379	**73,228**	39,159	**3,113**	3,117
EMEA		**91,281**	64,932	**39,734**	31,648	**3,899**	2,403
Asia Pacific	Australia	**14,592**	12,256	**5,457**	5,547	**958**	773
	Other	**10,165**	6,877	**2,251**	1,694	**386**	584
	Total	**24,757**	19,133	**7,708**	7,241	**1,344**	1,357
Americas		**11,520**	8,329	**3,370**	1,942	**1,548**	1,255
Segment assets/liabilities/capital expenditure		**215,922**	158,773	**124,040**	79,990	**9,904**	8,132
Income tax assets/liabilities		**213**	336	**11,704**	10,223		
		216,135	159,109	**135,744**	90,213		

(c) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Finance and accounting	**408,250**	336,207	**202,542**	159,463
Marketing, sales and retail	**100,153**	84,591	**67,863**	55,111
Legal, technology, HR, secretarial and other	**96,595**	69,740	**46,655**	31,833
Engineering, property & construction, procurement & supply chain	**44,062**	33,272	**31,757**	21,174
	649,060	523,810	**348,817**	267,581

(d) Turnover and gross profit generated from permanent and temporary placements

	Turnover		Gross Profit	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Permanent	**276,346**	205,482	**261,000**	194,967
Temporary	**372,714**	318,328	**87,817**	72,614
	649,060	523,810	**348,817**	267,581

The above analysis in notes (a) operating profit by geographic region, (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed), and (d) turnover and gross profit generated from permanent and temporary placements, have been included as additional disclosure over and above the requirement of IAS 14 "Segment Reporting".

Note (d) turnover and gross profit generated from permanent and temporary placements has been included this year for the purpose of additional information.

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the year ended 31 December 2006 was 32.5% (31 December 2005: 25.0%).

	2006 £'000	2005 £'000
Tax charge		
Tax charge - UK	**16,695**	9,191
Tax charge - Overseas	**14,817**	7,315
Income tax expense reported in the consolidated income statement	**31,512**	16,506

5. Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2005 of 3.5p per ordinary share (2004: 2.75p)	**12,100**	9,444
Interim dividend for the year ended 31 December 2006 of 1.8p per ordinary share (2005: 1.5p)	**5,988**	4,988
	18,088	14,432
Amounts proposed as distributions to equity holders in the year:		
Proposed final dividend for the year ended 31 December 2006 of 4.2p per ordinary share (2005: 3.5p)	**13,859**	11,497

The proposed final dividend had not been approved by shareholders at 31 December 2006 and therefore has not been included as a liability. The comparative final dividend at 31 December 2005 was also not recognised as a liability in the prior year.

A final dividend of 4.2p (2005: 3.5p) per ordinary share will be paid on 5 June 2007 to shareholders on the register at the close of business on 4 May 2007.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £4.6m has been recognised for share options (including social charges) (2005: £2.9m), and £3.7m has been recognised for other share-based payment arrangements (including social charges) (2005: £1.5m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	2006	2005
Earnings		
Earnings for basic earnings per share (£'000)	**65,447**	49,630
Number of shares		
Weighted average number of shares used for basic earnings per share ('000)	**334,744**	336,283
Dilution effect of share plans ('000)	**8,888**	9,014
Diluted weighted average number of shares used for diluted earnings per share ('000)	**343,632**	345,297
Basic earnings per share (pence)	**19.6**	14.8
Diluted earnings per share (pence)	**19.0**	14.4

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals

During the year ended 31 December 2006 the Group acquired property, plant and equipment with a cost of £9.2m (2005: £7.2m).

Property, plant and equipment with a carrying amount of £1.2m were disposed of during the year ended 31 December 2006 (2005: £1.1m), resulting in a gain on disposal of £48k (2005: gain of £0.2m), which is included in "Administrative Expenses".

Capital commitments

The Group had contractual capital commitments of £0.6m as at 31 December 2006 (2005: £0.4m) relating to property, plant and equipment.

9. Cash flows from operating activities

	2006 £'000	2005 £'000
Profit before tax	**96,959**	66,136
Depreciation and amortisation charges	**6,445**	6,162
Profit on sale of property, plant and equipment, and computer software	**(48)**	(183)
Profit on the sale of business	**-**	(622)
Share scheme charges	**4,168**	2,694
Net finance cost	**408**	383
Operating cashflow before changes in working capital and provisions	**107,932**	74,570
Increase in receivables	**(42,376)**	(17,907)
Increase in payables	**13,655**	9,381
Decrease in provisions	**(384)**	(612)
Cash generated from operations	**78,827**	65,432

10. Cash and cash equivalents

	2006 £'000	2005 £'000
Cash at bank and in hand	**23,355**	11,095
Short term deposits	**12,232**	8,965
Cash and cash equivalents	**35,587**	20,060
Bank overdrafts	**(43)**	(281)
Cash and cash equivalents in the statement of cash flows	**35,544**	19,779
Bank loans	**(39,150)**	(6,700)
Net (debt)/funds	**(3,606)**	13,079

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:01 09-Feb-07
Number	0408R

Michael Page
INTERNATIONAL

RNS Number:0408R
Michael Page International PLC
09 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Michael Page International plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Notification of holding at Jan 20 2007

3. Full name of person(s) subject to the notification obligation (iii):

JPMorgan Chase & Co.

4. Full name of shareholder(s) (if different from 3.) (iv):

J.P. Morgan International Bank Limited

J.P. Morgan Investment Management Inc.

JF Asset Management Limited

JPMorgan Asset Management (Japan) Limited

JPMorgan Asset Management (UK) Limited

JPMorgan Chase Bank

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

08 February 2007

7. Threshold(s) that is/are crossed or reached:

5% Threshold

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Michael Page International plc (GB0030232317)	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	0	0	22,799,873	0%	6.84%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,799,873	6.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Total disclosable holding for JPMorgan Chase & Co. : 22,799,873 voting rights (6.84%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P. Morgan International Bank Limited

J.P. Morgan Investment Management Inc.

JF Asset Management Limited

JPMorgan Asset Management (Japan) Limited

JPMorgan Asset Management (UK) Limited: 21,125,655 voting rights (6.34%)

JPMorgan Chase Bank

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

This is notification of disclosable holding as at 20 January 2007. Please note the group has other holdings which are covered by exemptions.

14. Contact name:

Shoaib Shaikh

15. Contact telephone number:

020 7777 0423

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

JPMorgan Chase & Co.

Contact address (registered office for legal entities):

270 Park Avenue, New York, NY 10017

Phone number:

001 212 270 6000

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Shoaib Shaikh

Contact address:

JPMorgan Chase Bank, N.A.
13 floor, 125 London Wall, London
EC2Y 5AJ

Phone number:

020 7777 0423

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

....

This information is provided by RNS
The company news service from the London Stock Exchange

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